Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2017		2016		2015		2014		2013
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$3,198		$3,173		$5,962		$5,538		$3,951
Add:
Fixed charges	776		781		783		687		695
Amortization of capitalized interest	43		40		37		35		31
Distributions from equity investees	6		6		26		6		3
Less:
Interest capitalized	(71)		(65)		(71)		(70)		(118)
Total earnings	$3,952		$3,935		$6,737		$6,196		$4,562

Fixed charges:
Interest and debt expense, net of capitalized interest	$468		$446		$433		$397		$365
Interest capitalized	71		65		71		70		118
Rental expense interest factor (a)	237		270		279		220		212
Total fixed charges	$776		$781		$783		$687		$695

Ratio of earnings to fixed charges	5.1	x	5.0	x	8.6	x	9.0	x	6.6	x
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(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.